UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 16)
 __________________________________________
CIM COMMERCIAL TRUST CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

125525105
(CUSIP Number)

David Thompson c/o CIM Group LLC
4700 Wilshire Boulevard
Los Angeles, California 90010
Telephone: (323) 860 - 4900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2021
(Date of Event Which Requires Filing of this Statement)
__________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125525105

1.	Names of Reporting Persons Richard Ressler
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 122,628
		8.	Shared Voting Power 9,014,888 (1)
		9.	Sole Dispositive Power 122,628
		10.	Shared Dispositive Power 9,014,888 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,137,516 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.1%%
14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 16 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons Avraham Shemesh
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 9,060,308 (2)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 9,060,308 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,060,308 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.8%
14.	Type of Reporting Person (See Instructions) IN

(2) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 16 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons Shaul Kuba
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 9,060,308 (3)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 9,060,308 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,060,308 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.8%
14.	Type of Reporting Person (See Instructions) IN

(3) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 16 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons CIM Service Provider, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 7,806,121
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 7,806,121
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,806,121
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 125525105

1.	Names of Reporting Persons CIM Urban Sponsor, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 473,033
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 473,033
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 473,033
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 125525105

1.	Names of Reporting Persons CIM Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 613,743
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 613,743
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 613,743
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 125525105

1.	Names of Reporting Persons CIM Real Assets & Credit Fund
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 121,991
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 121,991
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 121,991
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) IV

Reference is made to the initial statement on Schedule 13D (the “Initial Statement”) filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2014 by Urban Partners II, LLC, a Delaware limited liability company (“Urban II”), Richard Ressler, Avraham Shemesh, Shaul Kuba and CIM Service Provider, LLC, a Delaware limited liability company, and relates to the common stock, par value $0.001 per share (the “Common Shares”) of CIM Commercial Trust Corporation, a Maryland real estate investment trust (the “Issuer”), as further amended by Amendment No. 1 dated September 19, 2016 (“Amendment No. 1”), Amendment No. 2 dated June 14, 2017 (“Amendment No. 2”), Amendment No. 3 dated December 20, 2017 (“Amendment No. 3”), Amendment No. 4, dated March 19, 2019 (“Amendment No. 4”), Amendment No. 5, dated August 13, 2019 (“Amendment No. 5”), Amendment No. 6, dated August 16, 2019 (“Amendment No. 6”), Amendment No. 7, dated August 27, 2019 (“Amendment No. 7”), Amendment No. 8, dated September 19, 2019 (“Amendment No. 8”), Amendment No. 9, dated October 16, 2019 (“Amendment No. 9”), Amendment No. 10, dated November 13, 2019 (“Amendment No. 10”), Amendment No. 11, dated April 10, 2020 (“Amendment No. 11”), Amendment No. 12, dated June 1, 2021 (“Amendment No. 12”), Amendment No. 13, dated June 22, 2021 (“Amendment No. 13”), Amendment No. 14, dated June 29, 2021 (“Amendment No. 14”) and Amendment No. 15, dated September 8, 2021 (“Amendment No. 15” and the Initial Statement, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14 and Amendment No. 15, the “Schedule 13D Filing”). The address of the principal executive office of the Issuer is 17950 Preston Road, Suite 600, Dallas, Texas 75252.
Except as otherwise described herein, the information contained in the Schedule 13D Filing remains in effect. Capitalized terms used but not defined in this Amendment No. 16 shall have the respective meanings set forth with respect thereto in the Schedule 13D Filing.
Item 2. Identity and Background
Item 2 of the Schedule 13D Filing is hereby supplemented by adding the following immediately after the last paragraph thereof:
CIM Real Assets & Credit Fund (“CIM RACR”) is a Delaware statutory trust. CIM RACR is a registered closed-end management investment company managed by affiliates of CIM Group. The address of the principal office of CIM RACR is 4700 Wilshire Boulevard, Los Angeles, California 90010. During the last five years, CIM RACR has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, CIM RACR has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in CIM RACR being made subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D Filing is hereby supplemented by adding the following immediately after the sixth paragraph thereof:
From September 9, 2021 through and including September 17, 2021, CIM RACR acquired 121,991 Common Shares at an aggregate purchase price of $834,228.47, and intends to acquire further Common Shares, through secondary market transactions, based on a belief that, among other things, the Common Shares are presently undervalued. Such acquisitions have been and are expected to be funded by working capital of CIM RACR and the proceeds of the continuous offering launched by CIM RACR on May 4, 2020. Further acquisitions of Common Shares by CIM RACR are subject to market and industry conditions, the market price of the Common Shares and other factors as may be considered from time to time by CIM RACR.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D Filing is hereby amended and restated in its entirety as follows:
The supplementary information set forth in Item 3 of this Amendment No. 16 is incorporated by reference in its entirety into this Item 4.
As reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2021, the Issuer has paid and it is likely that the Issuer will continue to seek to pay some or part of the asset management fees payable to CIM Capital, LLC during 2021 in shares of Series A Preferred Stock, par value $0.001 per share, of the Issuer (“Series A Preferred Stock”) in lieu of cash payment.

The Reporting Persons acquired their Common Shares for investment purposes. As permitted by law, the Reporting Persons, individually or in the aggregate, may acquire or cause to be acquired additional Common Shares, shares of Series A Preferred Stock or related securities or may dispose of all or a portion of the Common Shares, shares of Series A Preferred Stock or related securities that they now beneficially own or may hereafter acquire in open market or privately negotiated transactions or otherwise, including to and/or from CIM Group and its affiliates.
Except as set forth in this Schedule 13D, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, Messrs. Ressler, Shemesh and Kuba are members of the board of directors of the Issuer and, as such, may, from time to time, be involved in discussions that relate to one or more of such matters. Each of Messrs. Ressler, Shemesh and Kuba disclaim any obligation to report on any plan or proposal with respect to any of such matters that develops or occurs as a result of his role as a director of the Issuer and participation in decisions regarding the Issuer’s actions.
Item 5. Interest in Securities of the Issuer
Items 5(a), (b) and (c) of the Schedule 13D Filing are hereby amended and restated in their entirety as follows:
(a) CIM Service Provider, LLC directly owns 7,806,121 Common Shares, or approximately 33.4% of the outstanding Common Shares. CIM Urban Sponsor, LLC directly owns 473,033 Common Shares, or approximately 2.0% of the outstanding Common Shares. CIM Capital, LLC directly owns 613,743 Common Shares, or approximately 2.6% of the outstanding Common Shares. CIM RACR directly owns 121,991 Common Shares, or approximately 0.5% of the outstanding Common Shares.
Messrs. Ressler, Shemesh and Kuba may be deemed to indirectly beneficially own the 9,014,888 Common Shares beneficially owned by CIM Service Provider, LLC, CIM Urban Sponsor, LLC, CIM Capital, LLC and CIM RACR described above (collectively, the “Affiliate Shares”) as a result of their status as control persons of CIM Holdings, which is the sole managing member of CIM Group as described in Item 2 of the Schedule 13D Filing.
In addition to the Affiliate Shares, Mr. Ressler is the indirect beneficial owner of 122,628 Common Shares through the holdings of a wholly owned subsidiary of a trust formed by Mr. Ressler for the benefit of his family members for which he serves as trustee. As a result, Mr. Ressler may be deemed to beneficially own 9,137,516 Common Shares, representing approximately 39.1% of the outstanding Common Shares.
In addition to the Affiliate Shares, Mr. Shemesh is the indirect beneficial owner of 45,420 Common Shares through the holdings of The Shemesh Family Trust, of which he was the grantor. As a result, Mr. Shemesh may be deemed to beneficially own 9,060,308 Common Shares, representing approximately 38.8% of the outstanding Common Shares.
In addition to the Affiliate Shares, Mr. Kuba is the indirect beneficial owner of 45,420 Common Shares through the holdings of The Kuba Family Trust, of which he was the grantor. As a result, Mr. Kuba may be deemed to beneficially own 9,060,308 Common Shares, representing approximately 38.8% of the outstanding Common Shares.
Each of the Reporting Persons disclaims beneficial ownership of the reported Common Shares except to the extent of his or its pecuniary interest therein, and the inclusion of such shares in this Amendment No. 16 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.
The information set forth in this Amendment No. 16 sets forth the beneficial ownership of the Reporting Persons as of September 17, 2021, and assumes there are 23,369,331 Common Shares outstanding as of such date, based on the number of Common Shares outstanding as of August 2, 2021 as reported by the Issuer in its Quarterly Report on Form 10‑Q filed with the Securities and Exchange Commission on August 9, 2021.
(b) Mr. Ressler has the sole power to vote and dispose of 122,628 Common Shares and the shared power to vote and dispose of 9,014,888 Common Shares. Messrs. Shemesh and Kuba each have the shared power to vote and dispose of 9,060,308 Common Shares. CIM Service Provider, LLC has the sole power to vote and dispose of 7,806,121 Common Shares. CIM Urban Sponsor, LLC has the sole power to vote and dispose of 473,033 Common Shares. CIM Capital, LLC has the sole power to vote and dispose of 613,743 Common Shares. CIM RACR has the sole power to vote and dispose of 121,991 Common Shares.
(c) Since the most recent filing on Schedule 13D on September 8, 2021, CIM RACR purchased Common Shares in open market transactions as follows:

Date	Price per Common Share (1)	Number of Shares
September 9, 2021	$6.93	13,827
September 10, 2021	$6.79	9,587
September 13, 2021	$6.92	12,977
September 14, 2021	$6.96	21,400
September 15, 2021	$6.82	21,400
September 16, 2021	$6.82	21,400
September 17, 2021	$6.67	21,400
(1) The price reported reflects the weighted average price, rounded to the nearest cent, of Common Shares purchased in the open market in multiple transactions at prices ranging from the following (all ranges inclusive): (i) September 9, 2021, $6.86 to $7.01 per share, (ii) September 10, 2021, $6.77 to $6.90 per share, (iii) September 13, 2021, $6.70 to $6.95 per share, (iv) September 14, 2021, $6.87 to $6.995 per share, (v) September 15, 2021, $6.76 to $6.89 per share, (vi) September 16, 2021, $6.69 to $6.92 per share and (vii) September 17, 2021, $6.53 to $6.86 per share. The Reporting Persons undertake to provide upon request to the SEC staff full information regarding the purchase prices of the Common Shares acquired.
Except as set forth herein, the Reporting Persons have not effected any transactions in Common Shares since the most recent filing on Schedule 13D.
__________________________________________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2021

/s/ Richard Ressler
Richard Ressler

/s/ Avraham Shemesh
Avraham Shemesh

/s/ Shaul Kuba
Shaul Kuba

CIM SERVICE PROVIDER, LLC, a Delaware limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer

CIM URBAN SPONSOR, LLC, a Delaware limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer

CIM CAPITAL, LLC, a Delaware limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President

CIM REAL ASSETS & CREDIT FUND, a Delaware statutory trust

By:	/s/ David Thompson
Name:	David Thompson
Title:	Chief Executive Officer